[SPECTRUM LOGO]

                    F O R . I M M E D I A T E . R E L E A S E
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         Spectrum Signal Processing Announces CML Versatel as a Customer
                     for aXs(TM)Voice over Packet Solutions

Burnaby, B.C., Canada - August 16, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY) today announced that Spectrum's aXs(TM).620 VoIP module will be integrated into CML Versatel's TotalAgility(TM) programmable switching platform destined for telecom solution providers.

The aXs.620 module, incorporating Spectrum's Open-aXs(TM) software architecture to optimize telecom services and applications, will provide CML Versatel's TotalAgility Platform with high-density VoIP capability. The TotalAgility Platform enables application developers, OEM vendors and system integrators to provide versatile telecom solutions to service providers and business enterprises. The TotalAgility Platform is based on CompactPCI(R) technology and provides high-density network interface and resource switching facilities, such as signaling, tone generation/detection and conferencing for up to 170 T1 spans or 4000 full duplex VoIP channels.

"CML Versatel chose Spectrum because of its ability to immediately deliver the VoIP subsystem, including customized software, for our TotalAgility Platform," said Levis Malenfant, President and CEO of CML Versatel. "The high call densities and configurability of the aXs.620 module will give our product a competitive edge in terms of price and performance benefits," said Mr. Malenfant. "We believe this is just the beginning to a long business relationship," said Siros Amini, Program Manager at CML Versatel. "CML is looking forward to working closely with Spectrum to deliver a competitive, reliable, flexible and integrated VoIP solution to the market," he added.

"This customer win with CML Versatel validates the marketability of our aXs product line and our product concepts of unsurpassed density and flexibility. These attributes, combined with the capability of Open-aXs(TM) software, enable us to rapidly configure our product to match specific application requirements," stated Andy Talbot, Vice-President of Spectrum's Network Solutions group.

Shipments of the aXs.620 module to CML Versatel are expected to begin in the fourth quarter of 2001.

About CML Versatel Inc.
CML Versatel, Inc. (Versatel) is a spin-off from CML Technologies Inc., a leading supplier of telecom switching systems for more than 20 years for the Enhanced 9-1-1, Mobile Radio Dispatch and Air Traffic Control markets. Versatel was formed to address the growing worldwide market for open programmable switching platforms. The TotalAgility Platform (TAP) is a fully open, carrier-grade, highly scalable programmable switching platform based on CompactPCI technology. The new platform was developed specifically to address the needs of application developers, OEM suppliers, systems integrators and service providers in the worldwide AIN and CTI telecom markets. TAP is built for next generation telephony applications that require extremely versatile, reliable, and open platforms. For more information on CML Versatel and its products, visit the web site at www.cmlversatel.com.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets wireless signal and voice-over-packet (VoP) processing subsystems for use in communications



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infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.

Spectrum's Network Solutions group delivers packet-voice processing subsystems for use in high-density media gateways for trunking, access, enterprise, toll-bypass, and cellular applications. Spectrum's aXs products offer industry-leading channel densities, can be fully customized, feature the Open-aXs software architecture, and ship in a mezzanine module format for easy integration into customers' proprietary systems.

(TM)aXs and Open-aXs are trademarks of Spectrum Signal Processing Inc.
(TM)TotalAgility is a trademark of CML Versatel Inc. (R)CompactPCI is a registered trademark of PCI Industrial Computer Group.

This news release contains forward-looking statements related to the marketing of the Spectrum Signal Processing Inc. aXs product line. Although Spectrum expects to ship aXs product to CML Versatel in the 4th quarter of 2001, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and the company may or may not update these forward-looking statements in the future.


Spectrum Contacts:
Brent Flichel                              Liza Aboud
Investor Relations                         Business and Trade Media
Phone: 604-421-5422 ext. 247               Phone: 604-421-5422 ext. 152
Email:  brent_flichel@spectrumsignal.com   Email: liza_aboud@spectrumsignal.com

Versatel Contacts:
Phil Brown                                  Kathy Simoni
Investor Relations                          Business and Trade Media
Phone: 819-771-0022                         Phone: 819-771-0022
Email: pbrown@cmlversatel.com               Email: ksimoni@cmlversatel.com